Exhibit 21.1

SUBSIDIARIES OF XTL BIOPHARMACEUTICALS LTD.

Name of Subsidiary	Jurisdiction of Incorporation

XTL Biopharmaceuticals, Inc.	Delaware

XTL Development, Inc.	Delaware